SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C.

                          Form U-57

       NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

      Filing under Section 33(a) of the Public Utility
     Holding Company Act of 1935, as amended (the "Act")

          Fujian Pacific Electric Company Limited

              (Name of foreign utility company)

            El Paso Energy International Company
                    1001 Louisiana Street
                    Houston, Texas  77002

            (Name and address of filing company)


      Communications regarding this Application should be addressed to the following person:

                    William G. Collins
                    El Paso Energy International Company
                    1001 Louisiana Street
                    Houston, Texas   77002
                    Telephone:   (713) 420-3623
                    Facsimile:    (713) 420-2813


                           ITEM 1

     State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

      El Paso Energy International Company ("El Paso"), acting on behalf of Fujian Pacific Electric Company Limited, a wholly foreign-owned enterprise organized under the laws of the People's Republic of China ("FPEC"), hereby notifies the Commission, pursuant to Section 33(a)of the Act and Rule 57 thereunder, that FPEC is a foreign utility company within the meaning of Section 33(a) of the Act.

Name and Business Address

                   Fujian Pacific Electric Company Limited
                   3/F, Pacific Tower, Tati City
                   Zhongmen Town, Putian County
                   Fujian Province, PRC

Description of Facilities

       FPEC   owns  an  approximately  720  MW  coal   fired
power generation facility located in Fujian Province, People's Republic of China (the "Facility"). The Facility will supply
power  to  the Fujian Province Power Bureau, a   state-owned
generation and transmission utility in Fujian Province, PRC, pursuant to a twenty-year power purchase agreement. The Facility is currently under construction and is expected to Commence full commercial operations in the next few months.

     FPEC  derives  no  part  of  its  income,  directly   or
indirectly,   from   the   generation,   transmission,    or
distribution at retail of natural or manufactured gas for heat, lights, or power, within the United States, and FPEC is not a public utility company operating in the United States.


Ownership

     The ownership of FPEC is as follows:

     (a) Fujian Electric (Hong Kong)LDC ("Holdco"), a company organized and existing under the laws of the Cayman Islands owns 100% of the issued and outstanding shares of FPEC. Meizhou Wan Generating Co. Ltd.("MZW Gen"), a company incorporated under the laws of the Cayman Islands owns 69.8% of the issued and outstanding shares of Holdco. El Paso Meizhou Wan Holding Company ("EPMW"), a company organized and existing under the laws of the Cayman Islands, owns 35.53% of MZW Gen. EPED B Company, a company organized and existing under the laws of the Cayman Islands, owns 100% of 100% of EPMW. EPED B Company is an indirect wholly-owned subsidiary of El Paso Energy International Company, a company organized under the laws of Delaware.
          El Paso Energy International Company is an indirect wholly-owned subsidiary of El Paso Energy Corporation, a publicly listed company organized in Delaware.
          Several    of   El   Paso   Energy   Corporation's
          subsidiaries, such as El Paso Natural Gas  Company
          and Tennessee Gas Pipeline Company, are subject to
          regulation   by  the  Federal  Energy   Regulatory
          Commission  as interstate pipelines in the  United
          States.

     (b) China Pacific Electric Limited, a company organized under the laws of the Bermuda, indirectly owns 25% of the issued and outstanding shares of FPEC. Asian Development Bank owns 5.2% of the issued and outstanding shares of FPEC. MZW Holdings, Ltd., a company organized and existing under the laws of the Cayman Islands indirectly owns 45% of the issued and outstanding shares of FPEC.


                           ITEM 2

     State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

     As noted above, El Paso Energy International Company is an indirect subsidiary of El Paso Energy Corporation, which owns El Paso Natural Gas Company and Tennessee Gas Pipeline Company. Some of the assets of El Paso Natural Gas Company and Tennessee Gas Pipeline Company are subject to regulation by the Federal Energy Regulatory Commission. Neither El Paso Natural Gas Company, Tennessee Gas Pipeline Company nor any of their affiliates are subject to retail rate regulation by any state utility commission. No portion of the purchase price for FPEC was paid by El Paso Natural Gas Company or Tennessee Gas Pipeline Company.


                          EXHIBIT A

     State   certifications,  as  required   under   Section
     33(a)(2) of the Act, have been received from the following state commissions and are attached hereto.

                            None.



                          SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         EL PASO ENERGY INTERNATIONAL COMPANY



                         By:  /s/ William G. Collins
                             ___________________________
                                  William G. Collins
                             Vice President and Associate
                                  General Counsel


Date: February 8, 2001